MET INVESTORS SERIES TRUST

AMENDMENT NO. 3 TO THE INVESTMENT ADVISORY AGREEMENT

(Pioneer Fund Portfolio)

This Amendment No. 3 to the Investment Advisory Agreement (the “Agreement”) dated May 1, 2006, as amended May 1, 2009, by and between Met Investors Advisory LLC (a predecessor to MetLife Advisers, LLC), (the “Manager”), and Pioneer Investment Management, Inc. (the “Adviser”) with respect to the Pioneer Fund Portfolio, a series of the Met Investors Series Trust, is entered into effective the 13th of November, 2012.

WHEREAS, the Agreement provides for the Adviser to provide certain investment advisory services for the Manager, for which the Adviser is to receive agreed upon fees; and

WHEREAS, the parties with to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A of the Agreement is amended in whole to read as follows:

Percentage of average daily net assets
Pioneer Fund Portfolio	0.30% of first $900 million of such assets plus
0.25% on next $900 million of such assets plus
0.225% of such assets over $1.8 billion.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment on the 13th day of November, 2012.

METLIFE ADVISERS, LLC		PIONEER INVESTMENT MANAGEMENT, INC.

By:	/s/ Jeffrey L. Bernier	By:	/s/ Mark D. Goodwin
	Jeffrey L. Bernier Senior Vice President		Mark D. Goodwin Chief Operating Officer